   As filed with the Securities and Exchange Commission on November 9, 2001
===============================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                             ____________________

                                SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                             ____________________

                          NATIONAL HOME CENTERS, INC.
                           (Name of Subject Company)

                          NATIONAL HOME CENTERS, INC.
                     (Name of Person(s) Filing Statement)
                             ____________________

                    Common Stock, Par Value $.01 Per Share
                        (Title of Class of Securities)

                                  636376 10 5
                     (CUSIP Number of Class of Securities)
                             ____________________

                                Brent A. Hanby
             Executive Vice President and Chief Financial Officer
                          National Home Centers, Inc.
                               Highway 265 North
                          Springdale, Arkansas 72765
                                (501) 756-1700
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                   Copy to:
                            Greg S. Scharlau, Esq.
                          Conner & Winters, P.L.L.C.
                          100 West Center, Suite 200
                         Fayetteville, Arkansas 72701
                                (501) 582-5711

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.  Subject Company Information.

     The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") relates is National Home Centers, Inc., an Arkansas corporation ("NHC"). The address of NHC's principal executive offices is Highway 265 North, Springdale, Arkansas 72765, and its telephone number is (501) 756-1700.

     The title of the class of NHC's equity securities to which this Schedule 14D-9 relates is the common stock, par value $.01 per share, of NHC (the "Common Stock" or the "Shares"). As of November 2, 2001, there were 7,142,251 Shares outstanding.

Item 2.  Identity and Background of Filing Person.

     This Schedule 14D-9 is being filed by NHC. The name, address and telephone number of NHC are set forth in Item 1 above.

     This Schedule 14D-9 relates to the tender offer by The Newman Family, LLC (the "Purchaser"), an Arkansas limited liability company that is owned and managed by Dwain A. Newman, the majority stockholder and Chairman of the Board of NHC, to purchase all of the outstanding Shares not owned by Mr. Newman at the price of $1.40 per share, in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 9, 2001 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with the Offer to Purchase and all amendments and supplements thereto, constitute the "Offer"). Copies of the Offer to Purchase and Letter of Transmittal are included as Exhibits (a)(1) and (a)(2), respectively, to this
Schedule 14D-9. The Offer is described in a Tender Offer Statement on Schedule TO filed by the Purchaser with the Securities and Exchange Commission on November 9, 2001.

     The Offer is being made pursuant to the Offer to Purchase. Pursuant to the Offer to Purchase, the Purchaser has indicated that, unless all of the outstanding Shares not owned by Mr. Newman are tendered in the Offer, as soon as practicable after consummation of the Offer, the Purchaser will effect a second-step merger whereby NHC will be merged with an entity owned by the Purchaser (the "Merger") in accordance with the provisions of the Arkansas Business Corporation Act of 1987 (the "ABCA"). At the effective time of the Merger, each Share then outstanding (other than Shares held by Mr. Newman and stockholders who perfect their dissenters' appraisal rights under the ABCA) will be converted into the right to receive the Offer Price.

     The Offer to Purchase states that the business address of the Purchaser is c/o National Home Centers, Inc., Highway 265 North, Springdale, Arkansas 72765.

Item 3.  Past Contacts, Transactions, Negotiations and Agreements.

     Except as described or referred to below, there exists on the date hereof no material agreement, arrangement or understanding and no actual or potential conflict of interest between NHC or its affiliates and (1) its executive officers, directors or affiliates or (2) the Purchaser or its managers, executive officers, directors or affiliates.

     Information concerning certain agreements, transactions and relationships between NHC and certain of its executive officers and directors were described by NHC in its Form 10-K for the fiscal year ended January 31, 2001, as amended by Amendment No. 1 on Form 10-K/A, under Item 11, "Executive Compensation," and
Item 13, "Certain Relationships and Related Transactions." The relevant portions of the Form 10-K are included as Exhibit (e)(1) to this Schedule 14D-9 and are incorporated by reference herein.

     Certain of NHC's officers, including four executive officers who are members of NHC's Board of Directors, may have interests in the Offer that are in addition to their interests as stockholders generally. The Special Committee and the Board were aware of theses interests and considered them, among others, in approving the Offer.

     Mr. Newman jointly formed the Purchaser with his wife, in part, for the purpose of effecting the Offer. In connection with the Offer, Mr. and Mrs. Newman will transfer real property, comprising four of NHC's eight store locations, to the Purchaser. The real property will be utilized as collateral to secure a loan to the Purchaser which will, in part, provide the funding necessary to purchase the Shares in the Offer and the Merger and to pay the transaction fees and expenses in connection therewith. These properties are leased to NHC, and the Purchaser intends to repay the loan with rental proceeds received from NHC.

  The Purchaser currently has no plans which relate to or that would result in a change in the management of NHC. Accordingly, it is anticipated that all of NHC's current management employees would continue their employment with NHC after completion of the Offer and the Merger.

     In the Merger, all outstanding employee stock options, whether or not fully vested or exercisable, will be canceled. All outstanding options have an exercise price in excess of the Offer Price. Accordingly, the holders of options will not receive any payment from the Purchaser with respect to their options.

     The information set forth under the captions "Special Factors--Certain Effects of the Offer; Plans for NHC after the Offer," and "Special Factors--Interests of Certain Persons in the Offer" of the Offer to Purchase is incorporated by reference herein.

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

Item 4.  The Solicitation or Recommendation.

     Recommendation of NHC's Board of Directors and Special Committee

     At a meeting held October 1, 2001, the Special Committee of the Board of Directors of NHC, comprised of NHC's two independent directors (the "Special Committee"), (a) unanimously determined that the Offer is advisable, fair to, and in the best interests of, NHC and its minority stockholders (stockholders other than Mr. Newman), and (b) unanimously determined to recommend that NHC's Board of Directors (i) determine that the Offer is advisable, fair to, and in the best interests of, NHC and its minority stockholders (stockholders other than Mr. Newman), (ii) approve the Offer and (iii) recommend that NHC's stockholders accept the Offer and tender their Shares pursuant to the Offer.

     At a meeting held October 3, 2001, the Board, by unanimous decision of the four directors participating, two of whom are not employees of NHC, and based on the recommendation of the Special Committee, (i) determined that the Offer is advisable, fair to, and in the best interests of, NHC and its minority stockholders, (ii) approved the Offer, and (iii) resolved to recommend that NHC's stockholders accept the Offer and tender their Shares in the Offer.

     Background; Reasons for the Recommendation

     Background. NHC was founded in 1972 by Dwain A. Newman. NHC began by operating lumberyards equipped with storage warehouses and primarily sold commodity products to professional contractors. In the early 1980's, Mr. Newman saw an opportunity to expand his business into the retail segment of the market to attract consumers who performed their own remodeling projects. The Company's first retail store opened in 1983, followed by a second retail location in 1985.

     The Company's philosophy at the time was to couple large retail stores with "lumberyards" to attract both consumer and contractor segments of the market. NHC developed a dual-customer strategy designed to capitalize on the overlap between retail and professional contractor sales by providing a broad product assortment and a full range of services in each of its markets, either at a single location or through an integrated network of stores. The foundation of this strategy called for NHC to: (i) dominate both retail and professional contractor sales in its markets; (ii) maximize synergies between customer groups; (iii) emphasize retail sales growth by opening home center superstores; and (iv) deliver superior service with attention to detail.

     Through the implementation of the dual-customer strategy and the addition of more stores, sales and earnings increased sharply from 1989 to 1993. NHC completed an initial public offering of approximately one-third of the Company's stock in May 1993. When NHC completed its initial public offering in May 1993, the Company operated seven stores in the State of Arkansas.

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

     NHC continued its expansion by opening several more retail stores ranging in size from 87,000 square feet to over 200,000 square feet. For many years, NHC dominated the home improvement industry in Central and Northwest Arkansas primarily because these markets lacked competition from national home improvement store chains. Once considered to be too small, these markets began to attract several nationally known competitors in their efforts to continue their nationwide expansion. Upon entering these markets, these new competitors offered lower prices than NHC. As a result, NHC has been forced to match prices to remain competitive, resulting in a steady decline in gross margins and sales per square foot. The increased competition and declining growth adversely impacted the market price of NHC's common stock.

     Since 1994, the market price of NHC's common stock has steadily declined, and there has been very little trading volume in the Shares. Faced with a new competitive environment and a declining stock price, NHC has attempted to increase stockholder value by returning its focus to professional contractor sales and exiting several retail stores. In 1997, NHC implemented a business plan designed to (a) stabilize the company and return it to profitability; and
(b) provide a solid base for continued growth within its core markets. In the first quarter of fiscal 1999, NHC recorded its first net profit in four quarters and has shown profitability in eight of the last ten fiscal quarters.

     Despite the return to profitability, the stock price and trading volume have not responded favorably. Accordingly, in May 2001, Mr. Newman began to explore the option of a going private transaction. In June 2001, Mr. Newman engaged Wright, Lindsey & Jennings LLP as his legal advisor in connection with the Offer. Wright, Lindsey & Jennings has served and continues to serve as NHC's general counsel. For purposes of the Offer, however, NHC engaged Conner & Winters, P.L.L.C. as its legal advisor to provide advice in connection with the Offer.

     On June 29, 2001, at a meeting of the Board conducted via telephone, Mr. Newman announced his intention to make an offer to purchase all of the Shares that he did not own for cash. The Board resolved to create a Special Committee consisting of Richard D. Denison and David W. Truetzel, each of whom is an independent director, to evaluate the Offer and its fairness to the minority stockholders. The Board authorized the Special Committee to retain legal and financial advisors to assist in its examination of the Offer and to negotiate and make recommendations to the Board in connection with the Offer.

     On July 9, 2001 the Special Committee retained Schiff Hardin & Waite to act as the Special Committee's legal advisor in connection with its review of the Offer. On July 21, 2001, the Special Committee received detailed presentations from four investment banking firms. Schiff Hardin & Waite at that time discussed with the Special Committee its fiduciary duties in connection with the proposed Offer, the importance of retaining well-qualified financial advisors to assist the Special Committee in considering and analyzing the fairness of the Offer, and other factors related to a consideration of the Offer, including the potential continuation of NHC as a publicly-held entity without consummation of the Offer.

     On August 6, 2001, after carefully reviewing the information provided by investment banking firms, the Special Committee verbally informed Duff & Phelps, LLC, a Chicago-based investment banking and financial advisory firm, that the Special Committee wished to retain Duff & Phelps to act as its financial advisor. The Special Committee selected Duff & Phelps on the strength of its experience with going private transactions. Neither NHC nor the Purchaser have had any prior business relationships with Duff & Phelps.

     NHC publicly announced the proposed initial offer price and the retention of legal and financial advisors by the Special Committee on August 14, 2001. Beginning immediately thereafter, Duff & Phelps commenced a due diligence review with respect to the operations of NHC. On August 29, 2001, representatives from Duff & Phelps visited NHC's headquarters in Springdale, Arkansas, interviewed certain employees, including Mr. Newman, and reviewed NHC's business and financial projections.

     On September 5, 2001, the Special Committee met with Duff & Phelps to discuss, among other things, Duff & Phelps' due diligence review, NHC's business, and the types of analyses appropriate in evaluating Mr. Newman's offer.

     After conducting its due diligence and analyses, Duff & Phelps made a presentation to the Special Committee of its preliminary findings on September 21, 2001. At that time, Duff & Phelps expressed its preliminary view that it could not issue an opinion that the initial purchase price of $1.20 per share was fair, from a financial point of view, to the minority shareholders of NHC. Following the meeting, the Special Committee informed Mr. Newman via telephone of its conclusion and that the Special Committee could not recommend that minority stockholders accept an offer at $1.20 per Share. During this telephone conference, Mr. Newman verbally increased his proposed offer price from $1.20 to $1.30 per Share.

     Throughout the following week, Duff & Phelps participated in numerous discussions with the Special Committee to review its findings. On September 24, 2001, Duff & Phelps met with the Special Committee to review a revised offer of $1.30 per share. At that time, Duff & Phelps informed the Special Committee that it could not issue a fairness opinion at the $1.30 per share price. A meeting of the Special Committee, Duff & Phelps, and Mr. Newman, other officers of the Company, and their legal advisors, was held on September 28, 2001, during which Duff & Phelps discussed its analysis and preliminary findings.

     On October 1, 2001, in a telephone conversation with the Special Committee, Mr. Newman informed the Special Committee that he intended to increase his offer price to $1.40 per Share. The Special Committee discussed the revised offer price with Duff & Phelps, and Duff & Phelps advised the Special Committee that, in its opinion, and based upon the assumptions made and matters considered in connection with its analysis, the Offer Price of $1.40 per Share is fair, from a financial point of view, to the minority stockholders. A full text of the opinion of Duff & Phelps is attached as Annex A to this Schedule 14D-9. You should read the opinion carefully in its entirety. After these discussions, the Special Committee approved the proposal of Mr. Newman and determined to recommend to the Board of Directors that the Board approve the Offer. The Special Committee then informed Mr. Newman of its conclusion.

     At a meeting held on October 3, 2001, the Board, by unanimous decision of the four directors participating and based upon the recommendation of the Special Committee, (i) determined that the Offer is advisable, fair to, and in the best interests of NHC and its minority stockholders; (ii) approved the Offer and the transactions contemplated thereby; and (iii) resolved to recommend that the stockholders accept the Offer and tender their Shares pursuant to the Offer. Brent A. Hanby, NHC's Executive Vice President and Chief Financial Officer, abstained from voting because of his family relationship with Mr. Newman. Mr. Hanby is the stepson of Mr. Newman. Mr. Newman also abstained because he is a member of the Purchaser.

     Reasons for the Recommendation.   In determining to approve the Offer and
recommend that the minority stockholders accept it, the Board and the Special Committee considered the following factors:

 .    Role and Recommendation of the Special Committee. The Board considered the role of the Special Committee, the independence of its members, and the Special Committee's unanimous recommendation in favor of the Offer. The Board considered the fact that the Special Committee had complete authority to evaluate the Offer, including the ability to reject the initial offer price or negotiate a higher price, and had engaged Duff & Phelps to advise it with respect to its consideration of the proposed Offer:

 .    Duff & Phelps' Analyses and Opinion. The Board and Special Committee
     considered the analyses of Duff & Phelps and Duff & Phelps' written opinion delivered to the Special Committee that the Offer was fair, from a financial point of view, to the minority stockholders of NHC. Duff & Phelps performed a variety of financial and comparative analyses regarding the valuation of NHC and the Shares, including a discounted cash flow analysis of the projected cash flow of NHC; a comparison of financial performance and market valuation ratios of NHC with those of publicly traded companies Duff & Phelps deemed relevant for purposes of its opinion; and an analysis of the premiums paid in going private transactions involving public companies that Duff & Phelps deemed similar to NHC for purposes of its opinion. For a more complete description of Duff &

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

     Phelps' analyses and its written opinion, see "Special Factors - Opinion of the Special Committee's Financial Advisor" in the Offer to Purchase.

 .    Market Price and Premium. The Board and Special Committee considered the historical market prices of NHC common stock compared to the Offer Price. The Offer Price represents a 22% premium over the $1.15 closing price per share of NHC common stock on October 4, 2001, the last trading day prior to the public announcement by NHC of the Offer Price. Based upon the course of discussions with the Purchaser, including the fact that Mr. Newman raised his initial proposed offer price from $1.20 per share, the Special Committee and the Board believed that the Purchaser would not be willing to pay more than $1.40 per Share. The Board and Special Committee also considered the uncertainty with respect to the price at which NHC's stock might trade in the future and the possibility that, if the Offer is not consummated, there could be no assurance that any future transaction would yield $1.40 per Share.

 .    Operating Performance. The Board and Special Committee considered the declining sales performance of NHC in recent years and the uncertainty of NHC's long-term performance under its new business plan. In light of the terrorist attacks of September 11, 2001, the Board and Special Committee could not adequately anticipate the short-term market in the building products industry. The current downturn in the general economy coupled with consumer uncertainty could, in the Board and Special Committee's view, have an adverse effect on NHC's future business.

 .    Minority Status of Public Stockholders. The Board and the Special Committee
     considered the fact that the current public stockholders collectively own approximately 37% of the outstanding Shares. This minority position limits the stockholders other than Mr. Newman from affecting the future direction of NHC.

 .    Financial Strength of Competitors. The Board and the Special Committee
     considered the fact that NHC is a small public company in an industry in which many of its competitors are much larger and better capitalized. NHC's size limits its ability to access capital markets and to gain the interest of most industry investors.

 .    Illiquidity of NHC's Common Stock. The Board and the Special Committee took into consideration the trading history of the Shares. Historically, the trading volume for the Shares has been low, resulting in an illiquid market for public stockholders, typical of smaller sized companies.

 .    Financial Ability to Consummate the Offer. The Board and the Special
     Committee noted that the Purchaser had received an executed commitment letter from a financial institution to provide the financing necessary to purchase the Shares and pay the transaction fees and expenses in connection with the Offer.

     In addition to the foregoing factors, which NHC's Board (with Messrs. Newman and Hanby not participating) and the Special Committee considered as supporting the Offer, they also considered the following countervailing factors:

 .    No Future Participation in NHC. The Board and Special Committee considered the fact that when the Offer and, if necessary, the Merger are completed, NHC's current minority stockholders will not participate in any future earnings and growth of NHC and will not have any right to vote on corporate matters.

 .    Possible Increase in Market Price of Shares. The Board and Special
     Committee considered the possibility that, if the Offer is not completed, NHC's future stock price could exceed the Offer Price or a future offer to acquire NHC for more than the Offer Price might materialize.

 .    Taxable Transaction. The Board and Special Committee considered that the
     Offer could result in a taxable transaction for the minority stockholders, including those who may otherwise have preferred retaining their NHC stock in order to defer the occurrence of a taxable event.

 .    Interests of Mr. Newman in the Offer. The Board and Special Committee
     considered the fact that Mr. Newman has an interest related to the Offer and the transactions contemplated by it that differ from the interests of NHC's minority stockholders.

 .    Approval by the Minority Stockholders Not Required. The Board and Special
     Committee considered the fact that the Offer is not structured to require the approval of any of the minority stockholders. The transaction, including the second-step Merger, does not require the approval of minority stockholders because such approval is not required under Arkansas law. NHC's Board and Special Committee believe that the substantive and procedural fairness of the transaction was established by the factors initially set forth above.

     In the opinion of the Board and Special Committee, the countervailing factors were not sufficient, either individually or collectively, to outweigh the benefits of the Offer to NHC's minority stockholders.

     In evaluating the Offer and the transactions contemplated thereby, the Board and the Special Committee relied upon their knowledge of the business, financial condition and the prospects of NHC as well as the advice of its financial and legal advisors. In view of the wide variety of factors considered in connection with the evaluation of the Offer, neither the Board nor the Special Committee found it practicable, and did not attempt, to quantify, rank or otherwise assign relative weight to the specific factors they considered in reaching their determinations. In addition, individual directors may have given different weights to different factors.

     The discussion herein of the information and factors considered and given weight by the Board and the Special Committee is not intended to be exhaustive but is believed to include all material factors considered.

     Intent to Tender

     To the best of NHC's knowledge, each of NHC's executive officers and directors, other than Mr. Newman, intends to tender all Shares which are held by such person pursuant to the Offer.

Item 5.  Persons/Assets, Retained, Employed, Compensated or Used.

     Duff & Phelps was retained by the Special Committee pursuant to an engagement letter dated August 28, 2001. As compensation for its services as financial advisor to the Special Committee in connection with the Offer, NHC agreed to pay Duff & Phelps a fixed fee upon rendering its fairness opinion. No portion of the fee paid to Duff & Phelps was contingent upon the conclusion reached in its fairness opinion. In addition, NHC agreed to reimburse Duff & Phelps for its reasonable out-of-pocket expenses and to indemnify Duff & Phelps against certain liabilities, including liabilities under the federal securities laws, relating to, arising out of, or in connection with its engagement. Under the terms of the engagement letter, NHC paid $45,000 to Duff & Phelps upon execution of the engagement letter, with a further payment of $45,000, plus out-of-pocket expenses incurred, paid when Duff & Phelps delivered its written fairness opinion to the Special Committee. Neither NHC nor the Purchaser has paid Duff & Phelps any other compensation during the past two years, and no further compensation is contemplated. Furthermore, neither NHC nor the Purchaser has had another relationship at any time with Duff & Phelps, and neither NHC nor the Purchaser has agreed to engage Duff & Phelps to provide any services in the future.

     Neither NHC nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to stockholders on its behalf concerning the Offer.

Item 6.  Interest in Securities of Subject Company.

     No transactions in the Shares have been effected during the past 60 days by NHC or, to the best of NHC's knowledge, by any executive officer, director, affiliate or subsidiary of NHC, except that Mrs. Newman purchased 364 Shares through her account in NHC's employee stock purchase plan.

Item 7.  Purposes of the Transaction and Plans or Proposals.

     (a) Except as set forth in this Schedule 14D-9 and as set forth in "Special Factors--Plans for NHC After the Offer; Certain Effects of the Offer," NHC is not currently undertaking or engaged in any negotiations or discussions in response to the Offer that relate to or would result in (i) a tender offer for or other acquisition of securities by or of NHC, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving NHC or its subsidiary, (iii) any purchase, sale or transfer of a material amount of assets of NHC or its subsidiary, or (iv) any material change in the present capitalization, indebtedness or dividend policy of NHC.

     (b) Except as described in Items 3 and 4 of this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

Item 8.  Additional Information.

     Appraisal Rights

     No appraisal rights are available in connection with the Offer. If the Merger is consummated, however, stockholders of NHC who have not tendered their Shares will have certain rights under the ABCA to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Stockholders who perfect such rights by complying with the procedures set forth in the ABCA will have the fair value of their Shares determined by an Arkansas court and will be entitled to receive a cash payment equal to such fair value from the surviving entity. In addition, such dissenting stockholders would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares. The ABCA defines "fair value" as the value of the Shares immediately before consummation of the Merger, excluding any appreciation or depreciation in anticipation of the Merger unless exclusion would be inequitable, but does not prescribe a method for determining fair value. In determining the fair value of the Shares, the court may hire one or more appraisers. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values and earning capacity. The court's valuation of the Shares may be equal to, more than, or less than the Offer Price.

     The Purchaser does not intend to object, assuming the proper procedures are followed, to the exercise of appraisal rights by any stockholder and the demand for appraisal of, and payment in cash for the fair value of, the Shares. The Purchaser intends, however, to cause the surviving entity to argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of
each Share is less than the Offer Price.   Stockholders who wish to exercise
dissenters' rights in connection with the Merger do not need to take any action at this time. If the Merger is effected,

NHC will distribute to the remaining stockholders additional information on the procedures to be followed to perfect their dissenters' rights.

     The foregoing summary of the rights of dissenting stockholders under the ABCA does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise appraisal rights available under the ABCA.

     The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the ABCA.

     State Takeover Law

     NHC is incorporated under the laws of the State of Arkansas. The Arkansas Investor Protection Takeover Act, codified at Arkansas Code Annotated Section 23-43-101 et seq. (the "Takeover Act"), prohibits a third party from making a takeover offer for shares of a corporation organized under the laws of the State of Arkansas unless (i) the offer is registered with the Arkansas Securities Department (the "Department"), or (ii) an order of exemption is granted by the commissioner of the Department (the "Commissioner"). The Offer qualifies as a "takeover offer." However, the Purchaser requested that the Commissioner issue an order exempting the Offer from the provisions of the Takeover Act. The Commissioner granted an order of exemption on October 26, 2001.

     A number of states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. NHC does not have substantial assets or operations outside of the State of Arkansas, and the Purchaser does not believe that the anti-takeover laws of any other state will apply to the Offer.

     In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States
                 -------------------
invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v.
                                                                  ------------
Dynamics Corp. of America, the Supreme Court held that the State of Indiana
-------------------------
could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal District Court
                 ------------------------------------
in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson
                                                                      -----
Foods, Inc. v. McReynolds, a Federal District Court in Tennessee ruled that four
-------------------------
Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a

Federal District Court in Florida held in Grand Metropolitan PLC v. Butterworth,
                                          -------------------------------------
that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

     If any government official or third party should seek to apply any state takeover law to the Offer or any merger or other business combination between the Purchaser and NHC, the Purchaser will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or Merger, the Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and the Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or any such merger or other business combination. In such case, we may not be obligated to accept for payment or pay for any tendered Shares.

     Antitrust

     Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations that have been promulgated thereunder by the Federal Trade Commission, certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the Antitrust Division of the Department of Justice and the Federal Trade Commission and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is not subject to such requirements.

Item 9.   Exhibits.

     The following Exhibits are filed herewith:


 Exhibit                           Description
 -------                           -----------

 (a)(1) Offer to Purchase, dated November 9, 2001 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO).

 (a)(2) Form of Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO).

 (a)(3) Opinion of Duff & Phelps, LLC, dated October 1, 2001 (included as Annex A hereto).

 Exhibit                           Description
 -------                           -----------

 (a)(4) Press Release dated August 13, 2001 (incorporated herein by reference to Exhibit 9.1 to NHC's Schedule 14D-9 filed with the SEC on August 14, 2001).

 (a)(5) Press Release dated October 5, 2001 (incorporated herein by reference to NHC's Schedule 14D-9 filed with the SEC on October 5, 2001.

 (a)(6) Notice of Guaranteed Delivery; Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees; Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees; and Guidelines for Certification of Taxpayer Identification Number (incorporated herein by reference to Exhibits (a)(1)(C) through (a)(1)(H) to the Schedule TO).

 (e)(1) Item 11 and Item 13 of National Home Centers, Inc.'s Annual Report on Form 10-K for the fiscal year ended January 31, 2001.

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

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    National Home Centers, Inc.

                                    By: /s/ Brent A. Hanby
                                        ------------------------------------
                                         Brent A. Hanby
                                         Executive Vice President and Chief
                                         Financial Officer
Dated: November 9, 2001

                                    ANNEX A

DUFF & PHELPS, LLC
311 South Wacker Drive, Suite 4200
Chicago, Illinois 60606

October 1, 2001



Special Committee of the Board of Directors
National Home Centers, Inc.
Hwy. 265 North
Springdale, AR 77265

Dear Directors:

The Special Committee of the Board of Directors (the "Special Committee") of National Home Centers, Inc. ("NHCI" or the "Company") has engaged Duff & Phelps, LLC ("Duff & Phelps") as its independent financial advisor to advise the Special Committee in connection with the contemplated purchase of the Company's common stock which is currently publicly held by minority interest stockholders (the "Minority Interest Stockholders"). Specifically, Duff & Phelps has been asked to provide an opinion (the "Opinion") as to the fairness, from a financial point of view to the Minority Interest Stockholders, of an offer made by Mr. Dwain Newman, the Chairman and Chief Executive Officer of the Company, as well as its majority stockholder. Mr. Newman has offered to purchase via tender offer from the Minority Interest Stockholders the outstanding shares of the Company not presently owned by Mr. Newman for $1.40 in cash per common share (the "Proposed Transaction"). Previously, Duff & Phelps has not provided financial advisory services to the Company.

Description of the Proposed Transaction
---------------------------------------

The Proposed Transaction involves the purchase by Mr. Newman, who at present owns 4,535,211 common shares, equivalent to approximately 63% of the Company's total common shares outstanding, of the remaining 2,607,040 shares which he does not own for a cash consideration of $1.40 per share. As a result of the Proposed Transaction, the Company's common shares would no longer by publicly traded.

Special Committee of the Board of Directors
National Home Centers, Inc.
October 1, 2001
Page 2

Scope of Analysis
-----------------

In conducting our analysis and arriving at our Opinion, we reviewed and analyzed, among other things:

1. Forms 10-K filed by NHCI with the Securities and Exchange Commission ("SEC") for the fiscal years ended January 31, 1996 through 2001 and Forms 10-Q filed by NHCI, including the fiscal quarters through the six months ending July 31, 2001;

2. Certain operating and financial information provided to us by Company management including internal financial statements for the seven months ended August 31, 2001, and budgets and financial projections for the Company;

3. Other information concerning the Company including minutes from Board of Director meetings, press releases and earnings announcements;

4.   The historical stock prices and trading volume of the common stock NHCI;

5. Financial information and market valuations of other publicly traded companies that we deemed to be reasonably comparable to NHCI; and

6. Other financial studies, analyses, and investigations as we deemed appropriate.

Duff & Phelps held discussions with members of the senior management of the Company regarding the history, current business operations, financial condition and future prospects of NHCI at the Company's offices in Springdale, Arkansas. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps did not make any independent appraisals of the assets or liabilities of the Company.

In preparing its forecasts, performing its analysis and rendering its Opinion with respect to the Proposed Transaction, Duff & Phelps relied upon the accuracy and completeness of all information provided to it, whether obtained from public or private sources, including Company management, and did not attempt to independently verify such information. With respect to Company prepared financial forecasts, we have assumed that these have been reasonably prepared on bases reflecting the best currently available estimates of Company management. Duff & Phelps' Opinion further assumes that information supplied and representations made by Company management are substantially accurate regarding the Company and the terms of the tender offer. Neither Company management nor its Board of

Special Committee of the Board of Directors
National Home Centers, Inc.
October 1, 2001
Page 3

Directors placed any limitation upon Duff & Phelps with respect to the procedures followed or factors considered by Duff & Phelps in rendering its Opinion.

Duff & Phelps has prepared this Opinion effective as of October 1, 2001 and the Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of such date.

It is understood that this letter is only for the information of the Company and its Board of Directors. It is further understood that this letter may be included in its entirety in any proxy statement or other document distributed to shareholders of the Company in connection with the Proposed Transaction. Except as described above and required under the disclosure requirements of the securities laws and applicable law or legal process, without our prior consent, this letter may not be quoted or referred to, in whole or in part, in any written document or used for any other purpose.

Conclusion
----------

Based upon and subject to the foregoing, Duff & Phelps is of the opinion that the Proposed Transaction is fair from a financial point of view to the Minority Interest Stockholders of the Company.

Respectfully submitted,

/s/ Duff & Phelps, LLC

DUFF & PHELPS, LLC


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